FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2003

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________)

Enclosures:
Professional Staff plc — Third quarter results dated 30th January 2003

PROFESSIONAL STAFF REPORTS THIRD QUARTER RESULTS
SIGNATURE

FOR:	Professional Staff plc

CONTACT:	Andrew Dixey CEO Professional Staff plc 44 1753 580 540

INVESTOR RELATIONS:	Jonathan Schaffer/Betsy Brod Brod Group LLC (212) 750 5800

FOR IMMEDIATE RELEASE

PROFESSIONAL STAFF REPORTS THIRD QUARTER RESULTS

LONDON, ENGLAND — January 30, 2003 — Professional Staff (Nasdaq: PSTF) today reported final results for its fiscal 2003 third quarter ended December 31, 2002, in line with the Company’s preliminary results for the period.

For the third quarter, revenues were $35.4 million (£22.3 million) compared with $43.5 million (£27.4 million) in the fiscal 2002 third quarter, and, on a sequential basis, $37.6 million (£23.7 million) in the second quarter. Operating loss was $325,000 (£205,000) compared with a loss of $836,000 (£527,000) in the prior year period, which included goodwill amortization of $479,000 (£302,000). Net income for the third quarter was a loss of $279,000 (£176,000) or a loss of $0.03 (£0.02) per share, versus a net loss of $1.1 million (£720,000) or a loss of $0.13 (£0.08) per share in the prior year period. Net income for the prior year period before goodwill amortization was a loss of $663,000 (£418,000), or a loss of $0.08 (£0.05) per share.

For the nine months ended December 31, 2002, revenues were $111.0 million (£70.0 million) compared with $146.1 million (£92.1 million) in the prior fiscal year. Operating loss was $14,000 (£9,000) compared with a loss of $2.2 million (£1.4 million) in the prior year period, which included goodwill amortization and one-time bad debt charges totaling $2.9 million (£1.8 million). Net income for the first nine months of fiscal 2003 was a loss of $78,000 (£49,000) or a loss of $0.01 (£0.01) per share, versus a net loss of $3.4 million (£2.1 million) or a loss of $0.39 (£0.24) per share last year. Net income for the prior year period before goodwill and one-time charges was a loss of $439,000 (£277,000) or $0.05 (£0.03) per diluted share.

As previously reported, third quarter revenues were impacted by a greater than expected decline in the Company’s U.S. communications technology operations due to market softness. In addition, Science Division revenues declined from the second quarter with the European executive search business, Euromedica, performing below earlier expectations.

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Professional Staff Reports Third Quarter Results

“Soft market conditions in the U.S. telecommunications sector, where new programs have been delayed, coupled with sluggish hiring trends in our European science markets, impacted performance for the period,” commented Andrew Dixey, CEO of Professional Staff. “While third quarter gross profit was impacted primarily by a lower proportion of permanent placement revenues from our Science Division, we continued to effectively manage group wide costs as evidenced by a 6% decrease in selling, general and administrative expenses from the second quarter. This decline resulted primarily from our continued tight cost control and additional headcount reductions and includes associated severance costs incurred in the period.

“We further improved our net cash position by nearly $0.8 million (£0.5 million) to $9.8 million (£6.1 million). Receivables remained healthy with days sales outstanding declining slightly in the period to 56 days and receivables over 90 days representing just 2.7% of total receivables.”

Mr. Dixey concluded, “While we have managed the cost side of our business effectively over the past several quarters and have created a stronger operating platform from which to grow the business, our primary focus remains on driving long-term revenue growth despite challenging market conditions. At the present time, we expect fourth quarter results in line with our third quarter performance.”

     Professional Staff is a specialty staffing services company based mainly in the United Kingdom, the United States and a number of European countries, including Germany and France, providing temporary and permanent placement services to the communications technology, science and interim management sectors. Professional Staff’s ordinary shares are traded in the form of American Depositary Shares on the Nasdaq National Market.

     This press release includes certain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, many of which are beyond our control and all of which are based on our current beliefs and expectations about future events. Forward-looking statements are typically identified by words such as “will”, “anticipate”, “estimate” and similar expressions and include, among others, statements regarding our strategy, operations, economic performance, financial condition, future results of operations and capital needs, estimates of additional payments to be made pursuant to certain acquisition agreements and the temporary staffing industry generally. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, because such statements involve uncertainties and risks, actual results may differ materially from those expressed or implied by such forward- looking statements. Factors that could cause such differences include, but are not limited to: our ability to achieve and manage growth; risks associated with the acquisition of new businesses; the highly competitive nature of the temporary staffing industry; our ability to attract qualified technical professionals and retain key personnel; economic and business conditions in the UK, continental Europe and the United States; the success of our operating strategies; changes in government regulations; our ability to retain existing customers and to obtain new customers; fluctuations in exchange rates and demand for staffing services; and business risk management. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Tables Follow)

Professional Staff plc

CONSOLIDATED INCOME STATEMENT
(000’s except per share data)

	3 months to December 31,		9 months to December 31,
	(unaudited)		(unaudited)

	2002	2001	2002	2001

Revenue	£22,345	£27,423	£69,991	£92,079
Cost of services	17,578	21,447	53,897	71,581

Gross profit	4,767	5,976	16,094	20,498
Operating expenses	4,972	6,201 (1)	16,103	20,995 (1)
Goodwill amortization	0	302	0	906

Operating (loss)	(205)	(527)	(9)	(1,403)
Interest and other income/(expense)	16	(201)	110	(614)

Pre-tax income/(loss)	(189)	(728)	101	(2,017)
Income tax (credit)/expense	(13)	(8)	150	111

Net income/(loss)	(176)	(720)	(49)	(2,128)

Basic earnings/(loss) per share	£(0.02)	£(0.08)	£(0.01)	£(0.24)
Number of shares used in computation	8,778	8,708	8,731	8,698
Fully diluted earnings/(loss) per share	£(0.02)	£(0.08)	£(0.01)	£(0.24)
Number of shares used in computation	8,778	8,708	8,731	8,698

CONSOLIDATED BALANCE SHEET DATA
(000’s)

	as of December 31,
	(unaudited)

	2002	2001

Cash & cash equivalents	£ 6,147	£ 1,902
Trade receivables	11,676	14,539
Other current assets	5,900	5,267
Current assets	23,723	21,708
Tangible fixed assets	2,619	3,859
Goodwill	23,652	32,631
Total assets	49,994	58,198
Short-term debt (2)	(172)	(1,198)
Other current liabilities	(10,453)	(8,977)
Long-term liabilities (2)	(1,538)	(33)
Shareholders’ equity	(37,831)	(47,990)
Total liabilities & equity	(49,994)	(58,198)

Notes:

(1)	Includes in the 9 months to December 31, 2001 a £945,000 charge mainly for doubtful debts in the US communications technology business.

(2)	At December 31, 2002, short term debt and long term liabilities comprise capital lease obligations on the Company’s office building which was subject to a sale and leaseback transaction in March 2002. At December 31, 2001, short term debt comprised bank overdrafts and invoice discounting liabilities.

Professional Staff plc

*** Note: convenience translation only, using the noon buying rate on December 31, 2002 of: $1.5864 = £1.0000 ***

CONSOLIDATED INCOME STATEMENT
(000’s except per share data)

	3 months to December 31,		9 months to December 31,
	(unaudited)		(unaudited)

	2002	2001	2002	2001

Revenue	$35,448	$43,504	$111,034	$146,074
Cost of services	27,886	34,024	85,502	113,556

Gross profit	7,562	9,480	25,532	32,518
Operating expenses	7,888	9,837 (1)	25,546	33,306 (1)
Goodwill amortization	0	479	0	1,437

Operating (loss)	(325)	(836)	(14)	(2,226)
Interest and other income/(expense)	25	(319)	175	(974)

Pre-tax income/(loss)	(300)	(1,155)	160	(3,200)
Income tax expense	(21)	(13)	238	176

Net income/(loss)	(279)	(1,142)	(78)	(3,376)

Basic earnings/(loss) per share	$(0.03)	$(0.13)	$(0.01)	$(0.39)
Number of shares used in computation	8,778	8,708	8,731	8,698
Fully diluted earnings/(loss) per share	$(0.03)	$(0.13)	$(0.01)	$(0.39)
Number of shares used in computation	8,778	8,708	8,731	8,698

CONSOLIDATED BALANCE SHEET DATA
(000’s)

	as of December 31,
	(unaudited)

	2002	2001

Cash & cash equivalents	$9,752	$3,017
Trade receivables	18,523	23,065
Other current assets	9,360	8,356
Current assets	37,634	34,438
Tangible fixed assets	4,155	6,122
Goodwill	37,522	51,766
Total assets	79,310	92,325
Short-term debt (2)	(273)	(1,901)
Other current liabilities	(16,583)	(14,241)
Long-term liabilities (2)	(2,440)	(52)
Shareholders’ equity	(60,015)	(76,131)
Total liabilities & equity	(79,310)	(92,325)

Notes:

(1)	Includes in the 9 months to December 31, 2001 a $1.50m charge mainly for doubtful debts in the US communications technology business.

(2)	At December 31, 2002, short term debt and long term liabilities comprise capital lease obligations on the Company’s office building which was subject to a sale and leaseback transaction in March 2002. At December 31, 2001, short term debt comprised bank overdrafts and invoice discounting liabilities.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFESSIONAL STAFF PLC

Date: 3rd February 2003	By: __________________________________ Name: Adèle Thorpe Title: Company Secretary